Exhibit 2

For Immediate Release	14 June 2012

WPP PLC (“WPP”)

EXCLUSIVE NEGOTIATIONS FOR THE ACQUISITION BY WPP OF A CONTROLLING

INTEREST IN PRESS INDEX

London and Paris – June 14, 2012 – WPP plc (LSE: WPP, NASDAQ: WPPGY) the global communications services group, and Press Index S.A. (NYSE Alternext: ALPRI), a leader in the world of media intelligence and monitoring, announced today exclusive negotiations for the acquisition by WPP of shares representing 87 % of the outstanding shares of Press Index from its founders as well as other sellers.

Provided this transaction completes, the purchaser would initiate an all-cash simplified tender offer (followed as the case may be by a squeeze-out procedure) to acquire the remaining outstanding shares of Press Index, in accordance with the General Regulation of the French Autorité des Marchés Financiers (AMF).

The price per share would be €6.81 in cash. This price would currently value Press Index at approximately €11.2 million total equity value.